Exhibit 99.10

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

1376 Bayview Ave, Unit 1

Toronto, Ontario M4G 3A1

Item 2 Date of Material Change

March 11, 2020

Item 3 News Release

The press release attached as Schedule “A” was released over Business Wire on March 11, 2020.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

Wes Fulford elected to resign as Chief Executive Officer and Director of Bitfarms and its subsidiaries in order to pursue another professional opportunity. Mr. Fulford will remain a consultant to the Company for a limited period in order to assist with transitional and other matters.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Ryan Hornby

Executive Vice President & General Counsel Bitfarms Ltd.

rhornby@bitfarms.io

(647) 348-9207

Item 9 Date of Report

March 21, 2020

Schedule “A”

Bitfarms Announces Resignation of CEO and Issuance of Common Shares

Toronto, Ontario and Brossard, Québec (March 11, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) announced today that Wes Fulford has elected to resign as Chief Executive Officer and Director of Bitfarms and its subsidiaries in order to pursue another professional opportunity. Mr. Fulford will remain a consultant to the Company for a limited period in order to assist with transitional and other matters.

The Board of Directors plans to commence an executive search to identify a permanent successor. In the interim, Emiliano Grodzki, Chief Strategy Officer and Director, will act as interim CEO. As a founder of the Company with strong business experience, Emiliano will oversee the execution of the Company’s plans in the near-term.

“On behalf of the Board of Directors, I would like to thank Wes for his many contributions to Bitfarms over the past two years. Under Wes’ stewardship, Bitfarms has successfully positioned itself as a leader within the North American public markets. We wish him all the best in his future endeavours,” commented Nicolas Bonta, Chairman of the Board of Directors.

“It’s been an incredible experience working with the team at Bitfarms. We became the first cryptocurrency company to successfully clear a prospectus with the Ontario Securities Commission, a testament to our operational expertise, governance and transparency. In addition, Bitfarms was the only publicly traded blockchain infrastructure company to raise significant new capital last year, despite challenging market conditions. I look forward to participating in the growth of this business as a supportive shareholder,” added Wes Fulford.

In addition to customary arrangements, the Company has agreed, subject to receipt of regulatory approval, to issue 500,000 common shares to Mr. Fulford in consideration for past services rendered and to satisfy certain historical entitlements. These common shares have a deemed value of $0.54 per share.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial- scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

For investor inquiries, please contact:

Sonia Tercas

Director, Investor Relations

+1.647.348.9207

stercas@bitfarms.io

For media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Website: www.bitfarms.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward- looking information. The forward-looking statements contained in this press release are made as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.